SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2005

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

             |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


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         Attached  hereto as Exhibit 1 and  incorporated  herein by reference is the Registrant's press release dated December 28, 2005.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMERICAN ISRAELI PAPER MILLS LTD.
                                            (Registrant)

                                            By: /s/ Lea Katz
                                               ---------------------------------
                                               Name:  Lea Katz
                                               Title: Corporate Secretary

Dated: December 29, 2005


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                                  EXHIBIT INDEX
                                  -------------

      EXHIBIT NO.           DESCRIPTION
      -----------           -----------

             1.             Press release dated December 28, 2005











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                                                                       EXHIBIT 1

    NEWS

                                              CLIENT:  AMERICAN ISRAELI
                                                       PAPER MILLS LTD.

                                              AGENCY CONTACT: PHILIP Y. SARDOFF

                                              FOR RELEASE:    IMMEDIATE




            AMERICAN ISRAELI PAPER MILLS LTD. DISCUSSES FUTURE PLANS
                 AND DETERMINATION OF DOLLAR AMOUNT OF DIVIDEND

Hadera, Israel, December 28, 2005...As previously announced on December 12, 2005, American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") declared a cash dividend in the amount of NIS 12.494 per share payable on January 10, 2006 to shareholders of record on December 28, 2005. The exact dollar payout was to be based on the rate of exchange of the NIS in relation to the US Dollar in effect on December 28, 2005, the record date, and has now been determined to be $2.7214 per share before tax. The Income Tax law of the State of Israel requires the withholding of 20 percent from the dividend payment.

The Company also clarified today, following publications in the Israeli press, that it is currently reviewing different plans to expand its activities in the next decade in order to increase its income and improve its profitability.

As reported in the past, the Company is currently examining and promoting the establishment of a natural gas power plant in its site in Hadera .The capacity of the plant has not yet been determined and to date not all of the required approvals have been obtained.

In addition, the Company is in the initial stages of examining the possibility of expanding its production of packaging paper in its site in Hadera. This plan has not yet reached the stage of a detailed business plan and to date has not been approved by the Board of Directors.

Concurrently, Hogla-Kimberly Ltd., an associated Company (49.9%), is examining ways to expand its activity in Turkey through its subsidiary in Turkey by introducing its international brands. The launch of Kotex(R) feminine hygiene products is currently taking place in Turkey, and the introduction of further brands and additional investments will be examined later on. The current investment is not substantial to the Company. To date, the additional future expansion plans of Hogla-Kimberly have not been completely formed and have not received the necessary internal approvals.

The implementation of the foregoing plans, if approved, and the anticipated continued stability in Turkey could increase the turnover of the Turkish company in the next five years from approximately $40 million today to approximately $150 million.

This press release  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements predicting AIPM's future growth. These forward-looking statements are inherently difficult to predict and involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to, projections of future performance including predictions of future profitability and expectations of the business environment in which AIPM operates. For a detailed discussion of these and other risk factors, please refer to AIPM's filings with the Securities and Exchange Commission, including Form 20-F and Reports on Form 8-K.